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SEC FILE NUMBER
8-50485

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Janssen Partners, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1010 North B Street
(No. and Street)

Fairfield (City) IA (State) 52556 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Peter Janssen 641-209-5940 (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Morey, Nee, Buck & Oswald, LLC.
(Name - if individual, state last, first, middle name)

2571 Baglyos Circle, Suite B20 (Address) Bethlehem (City) PA (State) 18020 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Peter Janssen, President, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Janssen Partners, Inc. (Company), as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Peter Janssen, President

Notary Public

SAMANTHA CAMPBELL
Commission Number 801288
My Commission Expires
January 24, 2023

This report contains (check all applicable boxes):

(x) (a) Facing page.
(x) (b) Statement of Financial Condition.
(x) (c) Statement of Income (Loss).
(x) (d) Statement of Changes in Financial Condition.
(x) (e) Statement of Changes in Stockholders' Equity.
( ) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(x) Notes to Financial Statements.
(x) (g) Computation of Net Capital.
( ) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
( ) (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
( ) (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
( ) (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
(x) (l) An Oath or Affirmation.
( ) (m) A Copy of the SIPC Supplemental Report.
( ) (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
(x) (o) Review report on managements' assertion letter regarding (k)(2)(i).
(x) (p) Management's assertion letter regarding (k)(2)(i).

Morey, Nee, Buck & Oswald, LLC

Certified Public Accountants and Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholder
of Janssen Partners, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Janssen Partners, Inc. as of December 31, 2019, the related statements of operations, changes in shareholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Janssen Partners, Inc. as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Janssen Partners, Inc.'s management. Our responsibility is to express an opinion on Janssen Partners, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Janssen Partners, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Computation of Net Capital Under SEC Rule 15c-3, Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3, and Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 has been subjected to audit procedures performed in conjunction with the audit of Janssen Partners, Inc.'s financial statements. The supplemental information is the responsibility of Janssen Partners, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital Under SEC Rule 15c-3, Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3, and Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 is fairly stated, in all material respects, in relation to the financial statements as a whole.

Morey, Nee, Buck & Oswald, LLC

Morey, Nee, Buck & Oswald, LLC
We have served as Janssen Partners Inc.'s auditor since 2019.
Bethlehem, Pennsylvania
February 26, 2020

1120 N. Bethlehem Pike • Suite 107 • PO Box 459 • Spring House, PA 19477• Phone: 610-882-1000
2571 Baglyos Circle • Suite B20 • Bethlehem, PA 18020 • Phone: 610-882-1000
27 E. High Street • Suite A • Somerville, NJ 08876 • Phone: 908-393-0549
430 W. 24th Street • Suite 1A • New York, NY 10011• Phone: 212-741-5117

JANSSEN PARTNERS, INC.
Statement of Financial Condition
December 31, 2019

Assets:		
Cash	$	60,568
Securities owned at market value		27,481
Total Assets	$	88,049
Liabilities and Stockholder's Equity		
Liabilities:		
Accounts payable and accrued expenses	$	17,649
Total liabilities		17,649
Stockholder's equity:		
Common stock		100,000
(100 shares, no par value common stock authorized, issued, and outstanding)		
Additional paid-in capital		1,969,488
Accumulated deficit		(1,999,088)
Total stockholder's equity		70,400
Total liabilities and stockholder's equity	$	88,049

See notes to the financial statements and report of independent registered public accountin

JANSSEN PARTNERS, INC.

Statement of Operations

For the Year Ended December 31, 2019

Income:		
Gain (Loss) on Firm Investments	$	(15,517)
Expenses:		
Other Expenses		40,751
Regulatory fees		7,434
Total operating expenses		48,185
Net loss	$	(63,702)

See notes to the financial statements and report of independent registered public accounting firm.

JANSSEN PARTNERS, INC.
Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2019

	Capital Stock	Additional Paid-in Capital	Accumulated Deficit	Total
Balance at January 1, 2019	$ 100,000	$ 1,969,488	$ (1,935,386)	$ 134,102
Net loss	-	-	(63,702)	(63,702)
Balance at December 31, 2019	$ 100,000	$ 1,969,488	$ (1,999,088)	$ 70,400

See notes to the financial statements and report of independent registered public accounting fi

JANSSEN PARTNERS, INC.

Statement of Cash Flows

For the Year Ended December 31, 2019

Cash flows from operating activities:		
Net loss	$	(63,702)
Adjustments to reconcile net loss to net cash provided by operating activities:		
(Increase) Decrease in:		
Receivable from broker-dealer		1,652
Securities owned		15,517
Other receivables		8,500
Accounts payable and accrued expenses		5,976
Cash used in operating activities		(32,057)
Cash at beginning of year		92,625
Cash at end of year	$	60,568

See notes to the financial statements and report of independent registered public accounting firm.

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

Janssen Partners, Inc. ("Company") is a Delaware Corporation formed August 29, 1997.The Company is registered as a broker-dealer with the Securities Exchange Act of 1934. The Company is a member of the Financial Industry Regulatory Authority ("FINRA"), the Securities Investor Protection Corp. (SIPC). The Company acts as an introducing broker-dealer, the Company is exempt from the provisions of Rule 15c3-3 as all customer accounts, as defined, are cleared and carried by the clearing broker.

The Company has a December 31 fiscal year end.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Accrual basis of Accounting

The Company's financial statements are prepared using the accrual method of accounting in accordance with U.S. generally accepted accounting principles.

Cash

Cash consists of amounts denominated in US dollars. The Company does not, at any time, maintain cash in deposit accounts in excess of Federal Deposit Insurance Corporation ("FDIC") limits. The Company has not experienced any losses on such accounts. The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Revenues

Placement fee income includes fees, net of applicable expenses, if any, arising from securities offerings, in which the Company acts as agent. Placement fee income is recorded at the time the placement is completed and the income is reasonable and determinable. The Company did not earn any placement fee income in 2019.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES - Continued

FAIR VALUE

FASB ASC 820 defines fair value, established a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transactions to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included in level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

The following tables present the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2019.

Fair Value Measurements on a Recurring Basis
As of December 31, 2019

	Level 1	Level 2	Level 3	Netting and Collateral	Total
ASSETS					
Equities	$27,481				$27,481

NOTE 3 - NET CAPITAL REQUIREMENTS

The Company is a member of FINRA and subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. At December 31, 2019, the Company had net capital of $64,269,

NOTE 3 - NET CAPITAL REQUIREMENTS - CONTINUED

which was $59,269 in excess of the amount required. The Company's ratio of aggregate indebtedness to net capital was .27 to 1.

NOTE 4 - INCOME TAXES

The Company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Under those provisions, the Company does not pay federal income taxes on its corporate income. Instead, the stockholder is liable for federal income taxes on the share of the Company's income, deductions, losses and credits.

NOTE 5 – REVENUE RECOGNITION

For the year ended December 31, 2019, the Company did not have any earned revenue.

Effective January 1, 2018 the Company adopted ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"). The new revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize the revenue when (or as) the entity satisfies a performance obligation. The Company has evaluated the new guidance and the adoption is not expected to have a significant impact on the Company's financial statements and a cumulative effect adjustment under the modified retrospective method of adoption will not be necessary.

NOTE 6 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February 26, 2020, the date on which these financial statements were available to be issued. The Company did not identify any material subsequent events requiring adjustments to or disclosure in its financial statements.

JANSSEN PARTNERS, INC.
Computation of Net Capital and Aggregate Indebtedness
Pursuant to Rule 15c3-1 of the Securities and Exchange Commission
For the Year Ended December 31, 2019

Total stockholder's equity qualified for net capital	$	70,400
Deductions and/or charges		-
Haircuts on securities		
Other		4,122
Undue concentration		2,009
Total haircuts and/or charges		6,131
Net capital	$	64,269
Aggregate indebtedness		
Accounts payable and accrued expenses	$	17,650
Total aggregate indebtedness	$	17,650
Computation of basic net capital requirement		
Minimum net capital required (greater of $5,000 or 6 2/3% of aggregate indebtedness)	$	5,000
Net capital in excess of minimum requirement	$	59,269
Net capital less greater of 10% of aggregate indebtedness or 120% of minimum net capital required	$	58,269
Ratio of aggregate indebtedness to net capital		0.27 to 1

The above computation does not differ materially from the computation of net capital under Rule 15c3-1 as of Decmeber 31, 2019 as reported by Janssen Partners, Inc. on Form X-17A-5 Part IIA.

See notes to the financial statements and report of independent registered public accounting firm.

Morey, Nee, Buck & Oswald, LLC

Certified Public Accountants and Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholder
of Janssen Partners, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report Under Rule 17a-5(d), in which (1) Janssen Partners, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Janssen Partners, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(ii) (exemption provisions) and (2) Janssen Partners, Inc. stated that Janssen Partners, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Janssen Partners, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Janssen Partners, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Morey, Nee, Buck & Oswald, LLC

Morey, Nee, Buck & Oswald, LLC

Bethlehem, Pennsylvania

February 26, 2020

1120 N. Bethlehem Pike • Suite 107 • PO Box 459 • Spring House, PA 19477• Phone: 610-882-1000
2571 Baglyos Circle • Suite B20 • Bethlehem, PA 18020 • Phone: 610-882-1000
27 E. High Street • Suite A • Somerville, NJ 08876 • Phone: 908-393-0549
430 W. 24th Street • Suite 1A • New York, NY 10011• Phone: 212-741-5117

Assertions Regarding Exemption Provisions

Janssen Partners, Inc. operates pursuant to paragraph (k)(2)(ii) of SEC Rule 15c3-3 under which the Company claims an exemption from SEC Rule 15c3-3. The Company is exempt from the reserve requirements of Rule 15c3-3 as its transactions are limited, such that it does not handle customer funds or securities. Accordingly, the computation for determination of reserve requirements pursuant to Rule 15c3-3 and information relating to the possession or control requirement pursuant to Rule 15c3-3 are not applicable.

The Company has met the identified exemption provisions throughout the fiscal year for the period of January 1, 2019 through December 31, 2019, without exception.

Peter Janssen President

Dated:

JANSSEN PARTNERS, INC.

(SEC I.D. No. 8-50485)

FINANCIAL STATEMENTS AND

SUPPLEMENTAL SCHEDULE

FOR THE YEAR ENDED DECEMBER 31, 2019

AND

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

AND

REVIEW REPORT REGARDING EXEMPTION PROVISIONS